UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
August 31, 2016

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

SkullCandy, Inc.

File No. 005-86634 - CF#34068

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Incipio, LLP submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Schedule TO-T/A filed on August 3, 2016.

Based on representations by Incipio, LLP that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit (b)(3)	through August 2, 2021
Exhibit (b)(4)	through August 2, 2021

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary